BONTAN CORPORATION INC.

SIX MONTHS ENDED SEPTEMBER 30, 2005

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

Prepared as at November 14, 2005

Index

Overview

3

Summary of Results

3

Number of common shares

4

Business environment

5

Risk factors

5

Forward looking statements

5

Business plan

5

Results of operations

6

Liquidity and Capital Resources

11

Working capital

11

Operating cash flow

12

Key financing activities

12

Key contractual obligations

12

Off balance sheet arrangements

13

Transactions with related parties

14

Financial and derivative instruments

14

Critical accounting estimates

15

Evaluation of disclosure controls and procedures

15

Outlook

15

Significant post balance sheet events

15

Current outlook

16

Public securities filing

16

Management Discussion and Analysis

The following discussion and analysis by management of the 2nd Quarter 2006 financial condition and financial results for Bontan Corporation Inc. should be read in conjunction with the unaudited Consolidated Financial Statements for the six months ended September 30, 2005, unaudited consolidated financial statements for the three months ended June 30, 2005 together with the Management Discussion and Analysis for that period   and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended March 31, 2005. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 14, 2005. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “Bontan” have the same meaning unless otherwise stated and refer to Bontan Corporation Inc. and its subsidiaries.

Overview

Summary of Results

Our business activates are currently focused on acquiring participating interests in projects in oil and gas exploration projects on a world-wide basis.

During the quarter ended September 30, 2005, we sold our .75% Indirect Participation Interest in an oil exploration project in Papua New Guinea, which had a carrying value of US$1.6 million for the net proceeds of US$3.2 million, making a net capital gain of US$1.6 million.

On September 30, 2005, we wrote off $4.3 million invested in acquiring 49% working interest in a gas exploration project in the State of Louisiana, USA since the exploration work, which was completed in October 2005 indicated that there was no commercial gas and the well was to be abandoned.

Thus, as at September 30, 2005, the Company held no interest in any gas or oil properties.

The following table summarizes financial information for the 2nd quarter 2005 and the preceding seven quarters:

Fiscal year	2006		2005				2004
Quarters ended	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003

Total Revenue	1,914,237	2,189	241,387	159,576	-	-	25,698	21,260
Income from operations	1,914,237	-	257,944	159,311	-	-	-	-
Loss from continuing operations	(3,147,599)	(1,391,104)	(4,199,869)	(20,608)	(296,221)	(360,200)	(1,129,452)	(63,781)
Loss from discontinued operations	-	-	2,361	(182,039)
Net loss per share - basic and diluted	(0.21)	(0.11)	(0.37)	(0.01)	(0.03)	(0.03)	(0.22)	(0.01)

The loss for the three months ended September 30, 2005 is attributable to the write off of interest in gas property of $4,263,255.

Number of Common shares and Warrants

These are as follows:

		As at September 30, 2005	As at November 14, 2005 (the date of this report)
Shares issued and outstanding		15,481,385	15,781,385
Shares excercised and paid for under warrants but issued in subsequent date		100,000	-
		15,581,385	15,781,385

Warrants issued but not execrcised	I	3,998,856	3,568,145

Options granted but not excercised	ii	3,795,000	3,795,000

i.

Warrants are exercisable into equal number of common shares at an exercise price of US$1 per warrant. Warrants expire between December 2005 and May 2006 – within two years of their issuance.

ii.

Options are exercisable into equal number of common shares at an average exercise price of US$0.48 and have a weighted average remaining contractual life of approximately 4 years.

Business Environment

Risk factors

Please refer to the Management discussion and analysis for the fiscal 2005 for detailed information as the economic and industry factors that are substantially unchanged.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•

Our lack of substantial operating history;

•

the success of the exploration prospects, in which we have interests;

•

uninsured risks;

•

the impact of competition;

•

the enforceability of legal rights;

•

the volatility of oil and gas  prices;

•

weather and unforeseen operating hazards;

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in herein. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

The exploration projects in which we hold interests currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). All information contained herein regarding resources is references to undiscovered resources under NI 51-101, whether stated or not.

Business plan

The Company’s business plan continues to become an international diversified natural resource company that operates and invests in major exploration prospects.

Through its wholly owned subsidiaries, the Company will continue to seek highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. The company will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

Results of operations

Three months ended September 30,	2005	2004
	in 000' CDN $	in 000' CDN $
Income	1,914	-
Expenses	(798)	(296)
Interest in gas property written off	(4,263)
Net loss for period	(3,147)	(296)
Deficit at end of period	(31,664)	(27,125)

Overview

The following were the key events in the second quarter ended September 30, 2005 –

(a)

On July 5, 2005, the Company sold its .75% indirect participation interest in an oil exploration project in Papua New Guinea to a non related institutional investor for a sum of US3.2 million.

(b)

The Company paid approximately US$3.2 million towards its 49% working interest in an initial test well under a gas exploration project in the State of Louisiana, USA. The payment covered the Company’s share of drilling and exploration costs. The drilling began on August 21, 2005 and completed on October 19, 2005. The drilling results were unsatisfactory and the well was abandoned. As a result, the Company wrote off the carrying value of its interest in the well.

(c)

Approximately 1.9 million warrants issued in connection with a private placement in Between April 2003 and May 2004 were exercised for a total sum of approximately $2 million.

The following were the major operational activity during the second quarter ended June 30, 2004:

(a)

On July 9, 2004, the Company converted its advances to a non-affiliated corporation for the purpose of acquiring an Indirect Participation Interest (IPI) in a Phase One oil exploration program in Papua New Guinea into 15,262 shares in Interoil Corporation and .75% indirect participation interest in the oil project.

(b)

In September 2004, Astrogemas Mineraçāo Ltd. (AML), a subsidiary of Bontan Diamond Corporation, which in turn is a wholly owned subsidiary of the Company entered into several joint venture agreements with entities in Brazil for diamond exploration. These activities and diamond operations were discontinued in December 2004.

Income

During the three months ended September 30, 2005, a capital gain of $1.9 million was made on sale of .75% indirect participation interest in an oil exploration project in Papua New Guinea  to a non related institutional investor.

The Company decided to sell the interest partly because it wanted to raise enough funds required for its gas project as discussed later on and partly because the Company was offered an attractive price. The exploration project was a long-term project involving eight wells and initial two well exploration work, which lasted over two years did not produce commercial success. Besides, the Company’s participation share was insignificant and did not allow any say in the exploration matters.

During the three months ended June 30, 2004, no income was generated from the operating segment, which was energy.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended September 30	2005	2004

Operating expenses	$418,698	$249,291
Stock based compensation	379,883	46,930

	$798,581	$296,221

Operating Expenses

Travel, promotion and consulting -

Quarter ended September 30	2005	2004

Travel,meals and entertainment	$33,170	$32,990
Consulting	27,216	78,147
Promotion	73,024	12,557

	$133,410	$123,694

% of operating expenses	0.318631	0.496183

Travel, meals and entertainment

Expenses in the second quarter ended September 30, 2005 include travel and hotel costs for Mr. Kam Shah and Mr. Terence Robinson in relation to their visit to New York and stay for three days in attending a trade show organized by Value Rich Small Cap Financial Expo where the Company had a booth. Other expenses include approximately $10,000 costs of travel to Europe during the first quarter by Mr. Robinson and his other business promotion expenses.

Expenses during the quarter ended September 30, 2004 mainly comprise travel expenses of around $23,000 of Mr. Terence Robinson in visiting Europe in connection with a potential gas project in Italy and meeting investors in Europe. The balance of the expenses was mainly incurred by the Brazilian office.

Consulting costs

Consulting fee for the quarter ended September 30, 2005 includes the cash fees paid to administrative assistant and to a director for performing services as the chair of the audit committee and a provision for a fee of $7,200 payable to another consultant hired in August 2005. This fee will eventually be paid in shares as per the consulting contract. The Company preferred to settle the fees of their consultants in shares and options in order to retain its funds for business investments purposes. This is the reason for significant decline in the cash fee compared to the fees paid in the same quarter in the previous year.

The consulting fee for the quarter ended September 30, 2004 included fees paid to various consultants in Brazil in connection with the Company’s operations in Brazil, which were discontinued in December 2004. Other fees include a fee of approximately $28,000 paid to a consultant, Mr. Terence Robinson who was the former chief executive officer of the Company.

Promotion costs

Significant promotional activities were initiated during the quarter ended September 30, 2005 to coincide with the commencement of the drilling operations at the Company’s gas interest in Louisiana. These included retaining two independent research firms to provide research reports on the company at a cost of approximately $30,000, which included issuance of 7,500 restricted common shares valued at US$10,700, Two web-based research companies for Investor awareness and lead generation programs at a cost of approximately $22,000, participation and booth fee of approximately $9,000 paid to Value Rich Expo for a two –day participation in New York and a fee of approximately $9,500 paid to Financial Analysts Money Manager Society to arrange a presentation for the Company in New York to a group of financial analysts.

Promotional costs during the quarter ended September 30 30, 2004 related to fees paid and expenses incurred for promotion of the Company’s new business profile on various search engines on the Internet.

Shareholders information (2006 quarter $67,649 and 2005 quarter $48,458

Shareholder information costs comprise investor and media relations fee, costs of holding annual general meeting of the shareholders and various regulatory filing fees.

Major item for the quarter ended September 30, 2005 was media relations fee of $56,400 paid to a shareholder corporation, Current Capital Corp charged under a Investor relations and media relations contracts dated July 1, 2004 for a total fee of US$10,000 per month and included a special one time promotional fee of $20,000.

Quarter ended September 30, 2005 costs mainly include fees of $39,200 charged by Current Capital Corp. under the contracts mentioned above.

Professional fees (2006 quarter:$34,515 and 2005 quarter: $32,748)

Professional fess for the quarter ended September 30, 2005 includes accrual for 2005 audit fee of $10,000 and the balance was the legal fee paid to lawyers in Canada and the USA in connection with the sale of the oil interest and filing of the registration statement with the United States Securities and Exchange Commission with regard to the shares and warrants issued under the 2003/4 private placements and other related legal matters.

Professional fees for the quarter ended September 30, 2004 included accounting fee of $18,000 paid to Mr. Kam Shah, CEO, audit fee of $7,000 and the balance was legal fee.

Reversal of Unrealized loss on short term investments $30,306 (2004quarter: $nil)

The Company’s policy for investment in short term marketable securities is to value them at lower of cost and market. As at June 30, 2005, the market value was lower than the cost and therefore an unrealized loss of 430,306 was recorded. However, the market value at September 30, 2005 was higher than costs and therefore the unrealized loss was reversed to bring the balance of the short term marketable securities at cost.

As at June 30, 2005, the carrying value of the short term investment of $114,410 was higher than the market value of the securities on hand of $84,108. The loss of $30,306 was therefore written off as unrealized loss.

No such investments were held as at September 30, 2004.

Other operating costs (2006 quarter: $21,791, 2005 quarter: 30,686)

These costs include rent, telephone, Internet, transfer agents fees and other general and administration costs.

The major difference in the costs between the two quarters is the office and general costs which reduced significantly due to closure of Brazilian office in December 2004.

 Translation exchange loss (2006Quarter:$191,637, 2005 quarter: $13,705

The Company’s reporting unit of currency is Canadian dollar. At the period end, All transactions in US dollar and other currencies are translated using either average rate for the period or the rates on the dates of transactions depending upon the nature of the transactions. All assets and liabilities in non- Canadian currencies are translated at either the closing rate or rates on the dates of the underlying transactions again depending upon the nature of these balances.

During the quarter ended September 30, 2005, the Company had significant transactions in Us dollars arising from sale of oil interest for US$ 3.2 million, investments in gas interest of approximately same amounts and exercise of warrants of approximately US$2 million. The exchange rate between US$ and Canadian $ fluctuated from high of 1.2405 at the end of June 2005 to 1.1776 at the end of September 2005. These significant fluctuations gave rise to the higher translation loss at the end of September 2005.

The translation loss at the end of September 30, 2004 was relatively much smaller due to lack of any major US dollar transactions during the quarter.

Stock based compensation

Three months ended September 30	2005	2004

Stock Comepnsation	287,439	46,930
Options granted	92,444	-
	$379,883	$46,930

Unearned stock compensation	$297,018	$-

Stock based compensation is made up of the Company’s common shares and options to acquire the Company’s common shares being issued to various consultants and directors of the Company for services provided. The Company used this method of payment mainly to conserve its cash flow for business investments purposes. This method also allows the Company to avail the services of consultants with specialized skills and knowledge in the business activities of the Company without having to deplete its limited cash flow.

The Company has registered two Plans under the US Securities Act.  These Plans cover approx. 2.2 million common shares and 5.5 million options.

During fiscal 2005, approximately 347,000 shares valuing at approximately $590,000 related to the services to be provided in the fiscal 2006 were carried as deferred compensation. Part of this value -$223,179 -, which related to the services provided during the quarter ended September 30, 2005, was expensed in that quarter as stock compensation. Two new consulting contracts were signed during the quarter involving commitment to issue 240,000 shares as compensation. Of these, 117,048 shares were issued during the quarter valued at $204,602. $64,260 was expensed and the balance was deferred.

During the fiscal 2005, the Company also allotted all the 5.5 registered Options to eleven individuals, which were valued at approx. $5.3 million using the Black-Scholes option-pricing model 1.1 million options valued at approximately $1.1 were deferred. Of these options valued at $92,444 were expensed since they related to the services provided during the quarter ended September 30, 2005.

During the quarter ended September 30, 2004, the Company issued 94,285 shares under the Consultants stock compensation plan to individual consultants for services provided.

Interest in Gas Property written off

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million – CDN$ 4.3 million towards seismic survey, land leases and exploration costs of the first exploration test well, Placide Richard No.1, under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, as at September 30, 2005, the management decided to write off the carrying value of the interest in the gas project in full except for US$ 73,500 (CDN$ 85,458), which represented an advance given towards lease renewal, but was to be fully refunded since the said lease would not be renewed. The amount has therefore been included in the prepaid and other receivable as at September 30, 2005.

Since the entire cost was prepaid by the Company based on the estimates provided by the project engineers, the project operators indicated that there could be a refund to the company once the final accounts were rendered by the project engineer. Such refund, if any cannot be estimated at present and has therefore not been accounted for as at September 30, 2005.

Liquidity and Capital Resources

Working Capital

As at September 30, 2005, the Company had a net working capital of $2.8 million compared to a working capital of $4.7 million as at March 31, 2005.

Cash and marketable securities at September 30, 2005 were $2.4 million compared to $936,000 at March 31, 2005.

Operating cash flow

During the quarter ended September 30, 2005, net cash outflow of $40,507 from the operations and a further cash outflow of $397,092 into investments was off set by the net cash inflow of $1.6 million from the financing activities resulting in a net cash increase of $1.1 million which was added to the cash of $570,709 at the beginning of the period, resulting in a cash on hand of approximately $1.7 million at the end of the period.

Key Financing Activities

The following outlines the Company’s key financing activities during the quarter ended September 30, 2005:

1.

Approximately 1.2 million warrants were exercised for the equal number of common shares for which the Company received approximately $1.3 million net of direct expenses, which consisted of finder’s fee at 10% of the amount collected.

2.

400,000 options were exercised for which the Company received $284,367.

Key investing activities

The following outlines the key investing activities during the quarter ended September 30 2005:

1.

a Net sum of $ 579,837 was invested in short-term marketable securities.

2.

Approximately $4 million was paid towards the Company’s share of the exploration and drilling costs on the first test well of the gas project in Louisiana in which the company held 49% working interest.

3.

The company received a net sum of $4.3 million from the sale of its .75% indirect participation interest in an oil project in Papua New Guinea to an independent institutional investor.

Key Contractual obligations

The following are the key commitments and contingent liabilities as at September 30, 2005:

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The contract provides for payment of the fee, which covered the period from November 2004 to December 31, 2005 by allotment of 450,000 options at prices varying from US$.35 and US$.75 plus reimbursement of expenses. The fee for the remaining period in the fiscal 2006 and subsequent years will be decided at the board meeting after the end of the third quarter of the fiscal 2006. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(d)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

(d)

On August 1, 2005, The Company entered into a consulting contract with Mr. Jeffrey Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company. The contract is for one year expiring on July 30, 2006 and is for a sum of $ 86,400 payable in 120,000 common shares under the 2003 Consultants Compensation Plan. 10,000 shares were issued on the date of signing and the balance to be issued at the rate of 2,500 per week. Under the contract, Mr. Robinson will provide public relation services and is responsible for the web site contents and data base maintenance. The Contract is not subject to automatic renewal.

 (e)

On August 15, 2005, the company renewed consulting contract with Mr. John Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company and sole owner and president of Current Capital Corp., a firm with which the Company has media relation contract. (see 8.a). The contract was retroactive to July 1, 2005 for one year term, not subject to automatic renewal. The consulting fee was agreed to be 120,000 common shares under 2003 Consultants Compensation Plan. 107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan. Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate from time to time.

Off balance sheet arrangements

At September 30, 2005 and 2004, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

Included in shareholders information expense is $93,878 (2004 – $80,001) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $4,359 for rent, telephone, consultants’ fees and other office expenses (2004: $11,370).

(iii)

Finders fee of $202,178 (2004: $nil) was paid to CCC in connection with the warrants exercised. The fee is payable at the rate of 10% of the proceeds from the exercise of such warrants..

(iv)

Included in professional and consulting fees are fees of $3,057 (2004: $24,000) paid to directors of the Company and $nil (2004: $56,075) paid to a former director for consulting services.

(v)

Business expenses of $10,547 (2004 - $9,204) were reimbursed to directors of the corporation and $53,592 (2004: $41,671) to a former director who provides consulting services to the Company.

(vi)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2004 - $13,333).

(vii)

Payable and accrual includes $10,335(2004: $86,315) due to CCC, $2,139 (2004: $3,418) due to a director and 4 nil (2004: $ 40,395) due to a former director.

Financial and derivative Instruments

Except for the balances with a brokerage firm, none of our financial assets were interest bearing as at September 30, 2005. The balances with the brokerage firm earned average interest rate of 2% per annum (2004: not applicable)

Credit risk is minimised as all cash amounts are held with large bank and brokerage firm which have acceptable credit ratings determined by a recognised rating agency.

Short-term investments represent funds and shares held for disposal within the next twelve months. As at September 30, 2005, the quoted market value of the marketable securities held under the short term investments was $749,818 compared to their carrying cost of $689,432. The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values due to the short term maturities of these instruments.

The Company never entered into and did not have at the end of the quarters ended September 30, 2005 and 2004, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended March 31, 2005. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2005.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer, who also acts as Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer has concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Significant post balance sheet events

Significant events that took place since June 30, 2005 up to the date of this report are outlined below:

The drilling on the gas property in which the Company held 49% working interest began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

The Company wrote off the value of its interest in this property as at September 30, 2005.

Current outlook

The failure of the first test well in the Louisiana gas project to produce commercial gas is a major disappointment. Significant time, effort and money were invested into the prospect.  We felt that the prospect offered an appropriate level of risk to reward potential based on the original technical indications including 3-D seismic and the many years experience of our partners in the project all of which are former senior oil and gas company executives.

While the project operators, Keystone Energy Inc. on the gas project have indicated to the company that they were still analysing the results and looking at other possibilities, they did not recommend renewing the leases or commencing with another test well. The Company has ensured that its interest is retained in any future efforts at re-visiting the test well or re-activating the project.

Fortunately, after our successful and profitable investment in the oil and gas exploration project in Papua New Guinea operated by InterOil Corp, in which the company made almost $1.9M and in addition with the exercise of warrants priced at $1.00. The Company has approximately $2M in cash and short term securities and has no significant debt.  We remain extremely bullish on the natural resource sector and at this time are evaluating new oil and gas drilling prospects as well as joint venture opportunities. We are very confident that we will identify an appropriate opportunity relatively quickly

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators  at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com